UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 11, 2008 (as previously amended and supplemented, the “Schedule TO”) by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (collectively the “Shares” and each share thereof a “Share”), of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 4 is being filed on behalf of Purchaser, Takeda America and TPC.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by providing the following information related to Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

On Monday, May 5, 2008, the Massachusetts Superior Court for Middlesex County, in the previously disclosed litigation captioned Eleanor Turberg v. Millennium Pharmaceuticals, Inc. et al., denied plaintiff’s motion for injunctive relief, thereby allowing the offer to proceed as scheduled.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 5, 2008
MAHOGANY ACQUISITION CORP.

		By:	/s/ Iwaaki Taniguchi
Name: Iwaaki Taniguchi
Title: President

Dated:	May 5, 2008
TAKEDA AMERICA HOLDINGS, INC.

		By:	/s/ Iwaaki Taniguchi
Name: Iwaaki Taniguchi
Title: President

Dated:	May 5, 2008
TAKEDA PHARMACEUTICAL COMPANY LIMITED

		By:	/s/ Hiroshi Shinha
Name: Hiroshi Shinha
Title: Director and General Manager, Legal Department